CORNERSTONE THERAPEUTICS INC.
2000 Regency Parkway, Suite 255
Cary, NC 27518
November 14, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Tabatha Akins

Re:	Cornerstone Therapeutics Inc.
Current Report on Form 8-K
Filed November 5, 2008
File Number 000-50767
Ladies and Gentlemen:
On behalf of Cornerstone Therapeutics Inc. (formerly known as Critical Therapeutics, Inc.) (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Current Report on Form 8-K referenced above (the “Form 8-K”).
Amendment No. 1 is being filed in response to comments contained in the letter dated November 7, 2008 from Tabatha Akins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Price, the Company’s Executive Vice President, Finance, and Chief Financial Officer. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Form 8-K as set forth in Amendment No. 1.
In response to the Staff’s comments, the Company advises you as follows:
1.	It appears Deloitte & Touche LLP disclosed an uncertainty of the Registrant to continue as a going concern in your Form 10-K filed March 28, 2008. Please revise your disclosure to provide a description of nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.
Response:	The Company has revised the disclosure in Item 4.01 of Amendment No. 1 in response to the Staff’s comment.
2.	In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:
a.	in what period the material weakness and accounting error or misapplication of GAAP occurred,

b.	the amount of each accounting error and misapplication of GAAP,

c.	the reason(s) for each error or misapplication of accounting, and

d.	in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
Response:	As previously disclosed in the Company’s filings with the Commission, in connection with the preparation of its financial statements for the quarter ended

Securities and Exchange Commission
November 14, 2008

June 30, 2007, the Company identified a material weakness in its internal control over financial reporting. This material weakness related to the operation of controls over accounting for non-routine transactions, specifically the accrual of milestone obligations due under certain of the Company’s contractual arrangements in accordance with generally accepted accounting principles (“GAAP”). As a result of this material weakness, the Company recorded a $3.8 million adjustment to its draft interim financial statements after the financial close of the quarter ended June 30, 2007. While the Company’s internal disclosure controls and procedures detected the need to accrue for the milestone obligations, it did not initially reach the appropriate conclusion relative to the timing of the accrual recognition. The Company initially considered milestone payments owed to Abbott Laboratories (“Abbott”) and Jagotec AG, a subsidiary of SkyePharma PLC (“Jagotec”), as a result of the approval of ZYFLO CR by the U.S. Food and Drug Administration (“FDA”) in May 2007 to be time-based obligations. Accordingly, the Company initially accrued for these obligations ratably over each obligation period. These milestone payments were due on the first and second anniversaries of FDA approval of ZYFLO CR. The Company subsequently adjusted this accounting treatment after the financial close of the quarter ended June 30, 2007 (and prior to the filing of the Quarterly Report on Form 10-Q for such quarter) to record these obligations at net present value. At the same time, the Company also recorded an obligation to a financial advisor that would become due as a result of a payment by Dey, L.P. (“DEY”) to the Company in connection with the commercial launch of ZYFLO CR. As a result of the foregoing, management determined that its operation of controls related to accounting for non-routine transactions was inadequate and ineffective as of June 30, 2007 and as of September 30, 2007.

To remediate the material weakness described above and to enhance the Company’s internal control over financial reporting, the Company improved the underlying procedures for the review of non-routine transactions. The Company conducted and provided additional training for the individuals who performed and reviewed non-routine transactions. In addition, it hired Thomas P. Kelly as its Chief Financial Officer during the third quarter of 2007. As a result of the addition of its new Chief Financial Officer, it implemented additional review procedures during the third and fourth quarters of 2007 to further improve and enhance its procedures related to review of non-routine transactions. Following implementation of these procedures, the Company’s management concluded that it had remediated the material weakness, and management’s assessment of its internal control over financial reporting indicated that the controls over accounting for non-routine transactions operated effectively as of December 31, 2007.

Securities and Exchange Commission
November 14, 2008

3.	Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Provide us with the same information for any quarterly review adjustments. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
Response:	The Company supplementally advises the Staff that there were no quarterly adjustments recorded to close the books or in connection with or as a result of the audit in the fourth quarter of 2007. In addition, there were no adjustments recorded to close the books or in connection with or as a result of quarterly reviews in the first and third quarters of 2007 and the first, second and third quarters of 2008.

As referenced in response to Comment 2 above, the following adjustments were identified and proposed to management in connection with the quarterly review for the second quarter of 2007:

(1) Dr. R&D Expense	$3.3 Million
Cr Accrued Expense		$3.3 Million
This adjustment was to record an obligation, at net present value, for the first and second anniversary payments owed to Abbott and Jagotec in connection with the FDA approval of ZYFLO CR. The Company initially considered the anniversary milestone payments as time-based obligations and accrued for the obligations ratably over each obligation period. During the quarter ended June 30, 2007, the Company had initially accrued approximately $156,000.

(2) Dr. G&A Expense	$500,000
Cr Accrued Expense		$500,000
This adjustment was to record an obligation to a financial advisor that would become due as a result of a payment by DEY to the Company in connection with the commercial launch of ZYFLO CR.

The impact of each adjustment and the net effect of all adjustments on pre-tax net loss are set forth below:

Securities and Exchange Commission
November 14, 2008

		Quarterly 2007
		Recorded		Impact of
	3 months	Adjustments	3 months	adjustment
Critical Therapeutics, Inc.	ended 6/30/07	Increase	ended 6/30/07	on pre-tax
Q2 2007 Income Statement	Pre-Adjustment	(Decrease)	Revised	net loss
Product Revenues	$2,291.0		$2,291.0
Collaborative Revenues	1,136.0	0.0	1,136.0

TOTAL REVENUES	3,427.0	0.0	3,427.0

Cost Of Sales	680.0	0.0	680.0

EXPENSES
Research & Development	6,765.0	3,339.0	10,104.0	26%
Sales & Marketing	2,600.0	0.0	2,600.0
General & Administrative Expenses	3,033.0	500.0	3,533.0	4%

OPERATING EXPENSES	13,078.0	3,839.0	16,917.0

Loss from Operations	(9,651.0)	(3,839.0)	(13,490.0)

INTEREST INCOME	564.0	0.0	564.0
INTEREST EXPENSE	(30.0)	0.0	(30.0)

Total Other Income	534.0	0.0	534.0

NET LOSS	$(9,117.0)	$(3,839.0)	$(12,956.0)	30%

The Company believes that the adjustments proposed and recorded in the second quarter of 2007 were recorded in the correct period, and neither adjustment related to prior period, as both adjustments were the result of the approval of ZYFLO CR by the FDA in May 2007.
4.	Provide us with any letter or written communication to and from the Former Auditors regarding any disagreements or reportable events to management or the Audit Committee.
Response:	In response to the Staff’s comment, the Company is supplementally providing written communications between Deloitte & Touche LLP, the Company’s former independent registered public accounting firm (the “Former Auditor”), and Company management and the Audit Committee, which were part of the communications from the Former Auditor to the Audit Committee in connection with the quarterly review for the second quarter of 2007. There were no other written communications regarding any disagreements or reportable events to or from the Former Auditor.
5.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.
Response:	In response to the Staff’s comment, the Company has included as Exhibit 16.3 to Amendment No. 1 an updated letter from the Former Auditor addressed to the Commission regarding the revised disclosure in Item 4.01 of Amendment No. 1.
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Securities and Exchange Commission
November 14, 2008

In connection with responding to the comments from the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (919) 678-6514. Thank you for your assistance.
Very truly yours,
/s/ David Price
David Price
Executive Vice President, Finance,
and Chief Financial Officer